UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number 1-5224

Stanley Black & Decker

Retirement Account Plan

(Full title of the plan)

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, Connecticut 06053

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

Stanley Black & Decker Retirement Account Plan

Years ended December 31, 2011 and 2010

Stanley Black & Decker Retirement Account Plan

Audited Financial Statements

and Supplemental Schedules

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of the Board of Directors

Stanley Black & Decker, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Stanley Black & Decker Retirement Account Plan, formerly Stanley Account Value Plan, (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s Management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
Glastonbury, Connecticut June 26, 2012

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2011

	Unallocated Fund	Participant Directed	Total
Assets
Cash	$—	$168,794	$168,794
Investments, at current market value:
Stanley Black & Decker Common Stock:
3,503,166 shares (cost $119,804,264)	—	236,814,022	236,814,022
3,691,274 shares (cost $68,510,045)	249,530,122	—	249,530,122
Short-term investments and other (cost $5,674,073)	1,750,529	3,923,544	5,674,073
Mutual funds (cost $93,267,774)	—	87,345,764	87,345,764
Commingled funds (cost $682,587,446)	—	677,462,769	677,462,769

	251,280,651	1,005,714,893	1,256,995,544
Dividends and interest receivable	49	627	676
Contribution receivable from employer	—	29,375,828	29,375,828
Contribution receivable from participants	—	648,028	648,028
Notes receivable from participants	—	18,289,825	18,289,825

	251,280,700	1,054,029,201	1,305,309,901

Liabilities
Debt	113,425,844	—	113,425,844
Accounts payable	—	321,218	321,218

	113,425,844	321,218	113,747,062

Net assets available for benefits	$137,854,856	$1,053,707,983	$1,191,562,839

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2010

	Unallocated Fund	Participant Directed	Total
Assets
Cash	$—	$42,749,872	$42,749,872
Investments, at current market value:
Stanley Black & Decker Common Stock:
2,875,555 shares (cost $98,436,214)	—	192,288,363	192,288,363
4,014,241 shares (cost $74,504,343)	268,432,296	—	268,432,296
Short-term investments and other (cost $5,672,967)	2,170,393	3,502,574	5,672,967
Mutual funds (cost $6,250,611)	—	7,400,879	7,400,879
Commingled funds (cost $280,952,476)	—	319,827,632	319,827,632

	270,602,689	565,769,320	836,372,009
Dividends and interest receivable	242	339	581
Contribution receivable from employer	—	8,662,191	8,662,191
Contribution receivable from participants	—	551,553	551,553
Notes receivable from participants	—	11,271,898	11,271,898

	270,602,931	586,255,301	856,858,232

Liabilities
Debt	121,125,848	—	121,125,848

	121,125,848	—	121,125,848

Net assets available for benefits	$149,477,083	$586,255,301	$735,732,384

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

	Unallocated Fund	Participant Directed	Total
Additions
Investment income:
Dividends	$6,339,550	$5,908,884	$12,248,434
Interest	848	3,883,908	3,884,756

	6,340,398	9,792,792	16,133,190
Net appreciation	18,710,304	—	18,710,304
Employer contributions	—	47,884,365	47,884,365
Employee contributions	—	50,305,994	50,305,994

	25,050,702	107,983,151	133,033,853
Deductions
Net depreciation	—	(27,735,741)	(27,735,741)
Withdrawals	—	(106,937,786)	(106,937,786)
Administrative expenses	—	(662,716)	(662,716)
Interest expense	(7,160,621)	—	(7,160,621)

	(7,160,621)	(135,336,243)	(142,496,864)
Interfund transfers (out) in	(29,512,308)	29,512,308	—

Net (decrease) increase before transfers from other plans	(11,622,227)	2,159,216	(9,463,011)
Transfers from other plans	—	465,293,466	465,293,466

Net (decrease) increase	(11,622,227)	467,452,682	455,830,455
Net assets available for benefits at beginning of year	149,477,083	586,255,301	735,732,384

Net assets available for benefits at end of year	$137,854,856	$1,053,707,983	$1,191,562,839

See accompanying notes

Stanley Black & Decker Retirement Account Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following brief description of the Stanley Black & Decker Retirement Account Plan (formerly the Stanley Account Value Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Overview

In connection with the merger of The Black & Decker Corporation with and into The Stanley Works, effective March 12, 2010, the Plan was amended and restated in its entirety, effective January 1, 2011, and the name of Plan was changed from the “Stanley Account Value Plan” to the “Stanley Black & Decker Retirement Account Plan.” In addition, pursuant to the merger of The Black & Decker Retirement Savings Plan (“RSP”) into the Plan, effective January 1, 2011, the Plan accepted the transfer of all the assets and liabilities of the RSP. Pursuant to the merger of the Sonitrol Corporation 401(k) Plan (“Sonitrol Plan”) into the Plan, effective December 16, 2011, the Plan accepted the transfer of all the assets and liabilities of the Sonitrol Plan. All of these transferred funds were credited to the pertinent individuals’ accounts under the Plan.

The Plan, which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of Stanley Black & Decker, Inc. and its U.S. affiliates (the “Company”). Each individual employed by the Company as a common law employee who is subject to the income tax laws of the United States is covered by the Plan, unless the individual is a “leased employee” as defined in the Plan, is in a unit of employees listed in Part I of Appendix A of the Plan, or is covered by a collective bargaining agreement with the Company with respect to which retirement benefits were the subject of good faith negotiation and, as a result of such negotiation, the collective bargaining agreement does not provide that the individuals covered by such bargaining agreement are to be covered under the Plan. In addition, an individual employed after November 1, 2004, by an entity that first becomes a wholly-owned (direct or indirect) U.S. subsidiary of Stanley Black & Decker, Inc. after that date is not covered under the Plan during any period in which he or she is employed by the Company, unless the Plan provides for his or her coverage. An individual who is employed by the Company on a temporary assignment from a foreign affiliate is not considered an eligible employee and will not be covered under the Plan during any period for which he or she is eligible to accrue a benefit under a foreign retirement plan that covers employees of the foreign affiliate pursuant to the laws of a country other than the United States. Effective July 1, 2011, an individual who is employed by CRC-Evans Pipeline International, Inc. or Microalloying International, Inc. (each a subsidiary of the Company) and is paid pursuant to a payroll program that is administered outside of the United States is not considered an eligible employee and will not be covered under the Plan. Effective October 1, 2011, an individual whose earnings from the Company are subject to the income tax laws of a possession of the United States that does not apply all of the provisions of the Code that pertain to qualified retirement plans is not considered an eligible employee and will not be covered under the Plan.

Prior to January 1, 2011, subject to certain additional limitations (including a limitation of 7% of compensation for highly compensated employees, as defined under the Plan), participants were permitted to contribute to the Plan, through pre-tax payroll deductions, up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees, as determined under the Plan, had the option of making after-tax contributions to the Plan. Effective January 1, 2011, eligible employees who are not “highly compensated” (as defined under the Plan), may elect to make before-tax and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Under certain circumstances, participants who have attained age 50 are permitted under the Code to make additional pre-tax contributions (“catch-up” contributions) to the Plan. Highly compensated employees may contribute up to 7% of pay for a pay period, on a pre-tax basis (plus “catch-up” contributions, if applicable), but may not make after-tax contributions to the Plan. A participant’s contributions (including, if applicable, “catch-up” contributions) and matching allocations are allocated to a “Choice Account.”

A participant’s Choice Account is automatically credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax contributions for the payroll cycle, taking into account only pre-tax contributions that do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax contributions for a payroll cycle is 3.5% of the participant’s compensation for such payroll cycle. Matching allocations with respect to a payroll cycle are allocated to the Choice Account of a participant on whose behalf such allocations are made as soon as practicable after compensation is paid to the participant with respect to the payroll cycle. “Catch-up” contributions are not eligible for matching allocations.

All amounts which are credited to a participant’s Choice Account may be invested as directed by the participant in one or more of the investment funds made available by the Plan administrator. Amounts received by the Plan on behalf of a participant in a direct rollover or a direct transfer from a qualified plan of an entity that has been acquired by the Company may be invested as directed by the Plan administrator until such time as the participant provides investment instructions with respect to such amounts.

The allocations credited to a participant’s Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant’s after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc. for the period or periods during which they are invested or reinvested in the Company Stock Fund. This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

Pursuant to regulatory guidance effective January 1, 2011, the Plan is no longer required to provide annual “55/10 diversification elections” to participants who are at least age 55 and have completed ten years of participation, since the Plan complies with the diversification rules under Section 404(c) of the Employee Retirement Income Security Act (ERISA) by providing employees with at least three diversified investment options plus sufficient information to make informed investment decisions.

Choice Account Fund Investments

A participant may direct the investment of the funds credited to his or her Choice Account among certain investment funds made available under the Plan. Investment options available as of December 31, 2011 for Choice Account investments were as follows:

1.	BlackRock LifePath® Index Non-Lendable Funds F (“Target Retirement Funds”)

2.	BlackRock Money Market Fund

3.	State Street Global Advisors (“SSgA”) U.S. Intermediate Government/Credit Bond Index Fund – Class A

4.	EB DL Non SL Aggregate Bond Index Fund

5.	SSgA U.S. Inflation Protected Bond Index Fund – Class A

6.	EB DL Non SL Stock Index Fund

7.	SSgA U.S. Total Market Index Fund – Class A

8.	SSgA U.S. Extended Market Index Fund – Class A

9.	SSgA Global Equity ex-U.S. Index Fund

10.	Neuberger Berman Genesis Fund

11.	Dodge & Cox International Stock Fund

12.	Stanley Black & Decker Stock Fund (“Company Stock Fund”)

Core Account Allocations (formerly Cornerstone Allocations)

The Plan also provides for separate allocations for certain eligible participants. For Plan years beginning before January 1, 2011, Cornerstone Account allocations were made under the Plan of 3%, 5% or 9% of compensation (depending upon age) and additional Cornerstone Account allocations were made on behalf of eligible Plan participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. Effective January 1, 2011, employees who would have been eligible for Cornerstone Account allocations of 3%, 5% or 9% of pay under the terms of the Plan as in effect prior to January 1, 2011, and certain eligible employees of a Black & Decker affiliate (except those represented by collective bargaining agreements) may, instead, receive a “Core Account allocation” from the Company for a Plan year that begins on or after January 1, 2011, regardless of whether they make contributions to the Plan. The Core Account allocation for a Plan year is based on the eligible employee’s age on December 31 of the allocation year and is determined in notional, quarterly credits. In order to receive a Core Account allocation credit for a calendar quarter that ends on or after March 31, 2011, an eligible Plan participant must be employed on the last day of such calendar quarter and not be employed in a classification that is excluded from Core Account allocations according to the terms of the Plan. Eligible employees under age 40 will receive 2% of pay; eligible employees age 40 to 54 will receive 4% of pay; and eligible employees age 55 or older will receive

6% of pay. In addition, Core Transition Benefit Allocations and Additional Core Transition Benefit Allocations are made under the Plan for five years (2011-2015) for certain employees who were previously eligible for Cornerstone Account allocations of 3%, 5% or 9% of pay, and certain employees who were previously eligible to accrue benefits under specified defined benefit plans. Core Accounts are also credited with any funds previously credited to Cornerstone Accounts.

A participant is not eligible for these separate Core Account allocations if he or she is covered under a collective bargaining agreement which calls for participation in the Plan; eligible to accrue a benefit under the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc.; an employee of Stanley Security Solutions, Inc.; an employee of Stanley Supply & Services, Inc. (other than an employee who was employed by Jensen Tools, Inc. on December 29, 2001); an employee at the Kannapolis, North Carolina distribution center whose employment commences on or after December 1, 2004; an employee of Stanley Access Technologies LLC at Dallas, Texas, Cortland, New York, San Diego, California, or at Denver, Fort Collins or Colorado Springs, Colorado, or at Albuquerque, New Mexico, Mandeville, Louisiana, Indianapolis, Indiana, Burnsville, Minnesota, Memphis, Nashville or Knoxville, Tennessee, Jackson, Mississippi, Little Rock, Arkansas, or Salt Lake City, Utah; an employee of Sargent & Greenleaf, Inc.; an employee of Stanley Black & Decker, Inc. at Kentwood, Michigan; an employee of National Manufacturing Co. or National Manufacturing Sales Co. whose employment commences on or after January 1, 2007; an employee of Stanley Convergent Security Solutions, Inc., an employee of CRC-Evans Pipeline International, Inc. or Microalloying International, Inc. or an employee of Winware, Inc. A participant who is employed by Stanley Black & Decker, Inc. pursuant to the Executive Chairman Agreement, as defined in the Agreement and Plan of Merger, dated as of November 2, 2009, is excluded from Core Account allocations.

A participant may, at any time, direct the investment of the funds credited to his or her Core Account among the Target Retirement Funds made available under the Plan for investment of amounts credited to Core Accounts. If a participant does not direct the investment of new contributions or allocations to his or her Core Account, these funds will automatically be invested in the participant’s age appropriate Target Retirement Fund until the participant makes an affirmative election for a different Target Retirement Fund.

Distributions and Vesting

Participants are fully vested in their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. All participants who are employed on or after January 1, 2002 are vested in 100% of the value of the matching allocations made on their behalf once they have completed 3 years of service with no vesting in the matching allocations before completion of 3 years of service. All participants who are employed on or after January 1, 2007 are vested in 100% of the value of Core Account allocations made on their behalf once they have completed 3 years of service. Upon the earlier of completion of one year of service or attainment of age 55 while an employee of the Company, a participant who is credited with an hour of service with the Company, on or after January 1, 2011, will become 100% vested in the portion of his or her Choice Account attributable to matching allocations credited after 1986, matching contributions transferred from The Black & Decker Retirement Savings Plan that were made to that plan after 2007, and certain other allocations to a Choice Account made after 1997. Moreover, a participant who is credited with an hour of service on or after January 1, 2011, will become vested in allocations to his or her Core Account, upon the earlier of the date on which the participant completes three years of service or the date on which the participant attains age 55 while an employee of the Company.

Benefits generally are distributed upon retirement, disability, death, or termination of employment. Normally, a lump-sum distribution is made in cash or whole shares of the Company’s common stock (hereinafter referred to as Stanley Black & Decker Stock or Common Stock or shares), at the election of the participant, equal to the value of assets in the participant’s accounts under the Plan at the time of the distribution. Certain restrictions on transfers of assets to or from the Company Stock Fund, or the receipt of loans, withdrawals, or distributions from the Company Stock Fund, apply to those participants who are subject to Section 16(b) of the Securities and Exchange Act of 1934. Certain transfer restrictions also apply during the quarterly blackout periods enforced by the Company with respect to trading in Stanley Black & Decker Stock by insiders.

During active employment, subject to financial hardship rules or the attainment of age 59 1/2, a participant, subject to certain procedures, may make withdrawals from the vested amounts in his or her Choice Account. Also, a participant whose Choice Account holds funds that were transferred to the Plan on behalf of the participant in a direct transfer from another defined contribution plan sponsored by a business that was acquired by the Company (“Acquired Plan”) may, under certain circumstances set forth in the Plan, withdraw a portion of such transferred funds held in the participant’s Choice Account. A participant may, for any reason, withdraw all or a portion of the amount in the participant’s Choice Account that is attributable to any after-tax contributions he or she has made to the Plan. Effective January 1, 2011, a participant may also withdraw all or a portion of the amount that is attributable to any rollover contributions or direct rollovers that have been credited to his or her Choice Account under the Plan.

Notwithstanding the foregoing, a participant who received a hardship withdrawal from the Sonitrol Plan after June 16, 2011, is prohibited from making before-tax or after-tax contributions under the Plan until the expiration of the six-month suspension period that became effective under the Sonitrol Plan with respect to his or her before-tax and after-tax contributions under the Sonitrol Plan at the time of receipt of such hardship withdrawal.

Notes Receivable from Participants

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed which is payable, through payroll deductions, over a term of not more than five years. Effective January 1, 2011, any loan that is made to a participant from the Plan will bear a rate of interest equal to the prime rate, plus one percent (1%). General-purpose loans must be repaid within 60 months; however, participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. As a general rule, a participant may not have more than one loan outstanding at any time, except to the extent that, after the participant has taken a loan from the Plan, one or more loans that are not in default are transferred to the Plan on behalf of the participant in a direct transfer from an Acquired Plan. A participant may not request a new loan until a loan on which payments are currently being made, including any transferred loan from an Acquired Plan, is paid in full. If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the outstanding loan amount.

Unallocated Fund

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 4 and 5) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company’s treasury and previously unissued shares (“Exempt Loans”). The shares purchased from the proceeds of the Exempt Loans were placed in the Unallocated Stanley Black & Decker Stock Fund (formerly, the Unallocated Stanley Stock Fund) (the “Unallocated Fund”). Under the 1989 Exempt Loan agreement, the Company guaranteed the loan to ensure that there would be annual contributions sufficient to enable the Plan to repay the 1989 Exempt Loan plus interest. Both of the Exempt Loan agreements were refinanced effective June 30, 1998. The 1989 Exempt Loan was fully repaid in December 2009.

Monthly transfers of shares of Stanley Black & Decker Stock are made from the Unallocated Fund for allocation to participants based on the current period debt principal and interest payments made under an Exempt Loan as a percentage of total future debt principal and interest payments. As a general rule, dividends received on allocated and unallocated shares of Stanley Black & Decker Stock and participant and Company contributions are used to make payments under an Exempt Loan.

The Company will make a contribution to the Plan for a Plan year, of the amount, if any, by which the sum of the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year and the contributions to the Plan that are not used to make payments under an Exempt Loan for the Plan year is less than the total of: (i) the participants’ contributions for the Plan year; (ii) any matching allocations or Core Account allocations made for the Plan year, (other than the amount of such allocations attributable to forfeitures); and (iii) any dividends paid on shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to participants’ interests in the Company Stock Fund that are used to make payments under an Exempt Loan for that Plan year. Moreover, the Company will make a contribution to the Plan for a Plan year, of the amount, if any, by which the amount needed to make payments under an Exempt Loan for the Plan year exceeds the total of: (i) the participants’ contributions; (ii) dividends paid on shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to participants’ interests in the Company Stock Fund that are applied to make payments under an Exempt Loan for that Plan year; (iii) dividends paid on shares of Stanley Black & Decker Stock in the Unallocated Fund that are applied to make payments under an Exempt Loan for that Plan year; and (iv) any Company contributions to the Plan for such Plan year that are applied to make payments under an Exempt Loan for that Plan year. A contribution will be applied in accordance with the terms of the Plan.

Additional allocations will be made proportionally to the Choice Accounts of eligible participants for a Plan year beginning on or after January 1, 2010, if the value of Stanley Black & Decker Stock released from the Unallocated Fund with respect to the Plan year, and the contributions made to the Plan for that Plan year that are not used to make payments under an Exempt Loan, exceeds the total of participant contributions, matching and Core Account allocations (other than the amount of such allocations attributable to forfeitures) made for the Plan year, and dividends paid during the Plan year on allocated shares of Stanley Black & Decker Stock applied to make payments under an Exempt Loan for the year. Special rules expanding participant eligibility for such allocations apply in the event of a change in control (as such term is defined in the Plan). There was no such additional allocation for the 2011 Plan year.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan, a Plan participant will, in effect, be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to a participant’s Choice Account in the Plan in accordance with such participant’s directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker Stock that are attributable to his or her interest in the Company Stock Fund. Any such allocated shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged. Shares of Stanley Black & Decker Stock held by the trustee which have not been allocated to the Choice Account of any participant shall be tendered or exchanged by the trustee in the same proportion as the allocated shares of Stanley Black & Decker Stock as to which the trustee receives instructions (including deemed instructions as described above). Therefore, by providing instructions as to whether to tender or exchange shares of Stanley Black & Decker Stock in the Company Stock Fund attributable to his or her Choice Account (including deemed instructions as described above), a participant will, in effect, be providing instructions with respect to a portion of the shares held in the Unallocated Fund in the Plan. The foregoing provisions are subject to applicable law, which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may make decisions regarding the tender or exchange of shares of Stanley Black & Decker Stock held in the Unallocated Fund in a manner other than the proportionate method described above if it believes that this proportionate method would violate applicable law.

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The Plan maintains separate accounts for participants. In addition to the participants’ contributions, matching allocations, Core Account allocations, and the participants’ loan payments, such accounts are credited with related gains, losses, and dividend income.

At December 31, 2011, benefits payable to terminated vested participants who had requested their payments were $432,620. At December 31, 2010, there were no benefits payable to terminated vested participants who had requested payment.

Forfeited Accounts

During the years ended December 31, 2011 and 2010, amounts forfeited from non-vested accounts totaled $243,667 and $528,265, respectively. As of December 31, 2011 and 2010, the balance in the forfeited non-vested account totaled $119,547 and $303,739, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Core Account allocations.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the modified cash basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The carrying amounts of all investments are reported at fair value. The Plan investments consist predominantly of shares of Stanley Black & Decker Stock, commingled funds, mutual funds, and short term investments. Stanley Black & Decker Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The Company Stock Fund and other commingled funds are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

Effective January 1, 2011, the assets of the Plan are held in trust by an independent corporate trustee, Wells Fargo Bank, National Association, (the “Trustee”) pursuant to the terms of a written Trust Agreement between the Trustee and the Company. Prior to January 1, 2011, the assets of the Plan were held in trust by the former independent trustee, Bank of New York Mellon.

Investments representing 5% or more of the fair value of net plan assets are as follows:

	December 31, 2011		December 31, 2010
Stanley Black & Decker — Common Stock*		$486,344,144		$460,720,659
EB DL Non SL Stock Index Fund		$128,080,960	$	**
Blackrock Money Market Fund		$121,977,867	$	**
Neuberger Berman Genesis Fund		$60,685,220	$	**
BNY Mellon Cash Reserve	$	**		$42,749,872
State Street Global Advisors S&P 500 Index Fund	$	**		$38,807,527

*	Both participant and non-participant directed.
**	Amount is less than 5% of the Plan’s net assets available for benefits.

Dividend Income

Dividend income is accrued on the ex-dividend date.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company.

3. Fair Value Measurements

ASC 820 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 —	Quoted prices for identical assets or liabilities in active markets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs and significant value drivers are observable.

Level 3 —	Assets or liabilities that are valued using unobservable inputs.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured at fair value on a recurring basis:

	Fair Value at December 31, 2011
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$486,344,144	$249,465,294	$236,878,850	—
Mutual Funds	87,345,764	87,345,764	—	—
Short Term Investments and Commingled Funds	683,136,842	—	683,136,842	—

Total	$1,256,826,750	$336,811,058	$920,015,692	$—

	Fair Value at December 31, 2010
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker Stock	$460,720,659	$270,542,245	$190,178,414	—
Mutual Funds	7,400,879	7,400,879	—	—
Short Term Investments and Commingled Funds	325,500,599	—	325,500,599	—

Total	$793,622,137	$277,943,124	$515,679,013	$—

4. Debt

Debt consisted of the following at December 31:

	2011	2010
Notes payable to the Company in monthly installments to 2028 with interest at 6.09%	113,425,844	121,125,848

The scheduled maturities of debt for the next five years are as follows: 2012 — $7,500,000; 2013 — $7,400,004; 2014 — $7,200,000; 2015 — $7,200,000 and 2016 — $6,950,004.

The number of shares held in the Unallocated Fund is reduced as shares are released to the Company Stock Fund pursuant to principal and interest payments. During 2011 and 2010, 322,967 and 337,644 shares, respectively, were released and at December 31, 2011 and 2010, 3,691,274 and 4,014,241 shares, respectively, were unallocated. Should the principal and interest due exceed the dividends paid on shares in the Company Stock and Unallocated Funds, and employee and Company matching contributions, the Company is responsible for funding such a shortfall. There were no such debt service funding shortfalls in 2011 or 2010.

5. Transactions with Parties-in-Interest

Fees paid during 2011 and 2010 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees paid by the Plan during 2011 and 2010 were $662,716 and $764,792, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of Company stock for the Plan. In 1998, the Plan borrowed $2,831,378 from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $14,860,625 and $15,536,118 of principal and interest payments related to this debt in 2011 and 2010, respectively. At December 31, 2011 and 2010, $113,425,844 and

$121,125,848, respectively, was outstanding on such debt.

6. Income Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on December 6, 2004, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

A request for an updated determination letter regarding the Plan was submitted to the IRS on January 31, 2011.

7. Assets Transferred from Certain Acquired Plans

Reflected in Transfers from other plans in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2011 are $465,293,466 of assets that were transferred to the Plan from certain acquired plans pursuant to the mergers of such plans into the Plan. These transfers were made on behalf of former participants in The Black & Decker Retirement Savings Plan (“RSP”) and the Sonitrol Corporation 401(k) Plan (“Sonitrol plan”). The transferred plan assets were allocated to the Choice Accounts of the pertinent individuals, and invested under the Plan in the investment funds that corresponded to the individual’s RSP or Sonitrol plan funds as of a specified date. If an individual did not have a Choice Account in the Plan, a Choice Account was established for that individual and his or her transferred plan assets were invested in the investment funds in the Plan that corresponded to the investment funds in which his or her RSP or Sonitrol plan funds were invested on the pertinent date.

Upon the merger of the Sonitrol Plan into the Plan, effective December 16, 2011, an individual’s Sonitrol Plan assets that were then invested in the Fidelity Managed Income Portfolio, based on the individual’s investment election in effect as of December 12, 2011, under the Sonitrol Plan, may continue to be invested in the Fidelity Managed Income Portfolio under this Plan for up to 12 months. Funds may not be added to the Fidelity Managed Income Portfolio under the Plan, but, subject to certain restrictions described below, funds that are invested in the Fidelity Managed Income Portfolio may be transferred to other investment funds in the Plan.

The Fidelity Managed Income Portfolio (MIP) is a stable value fund (not a mutual fund). It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (FMTC). The MIP seeks to preserve an individual’s principal investment while earning a level of interest income that is consistent with the preservation of principal. This fund seeks to maintain a stable net asset value (NAV) of $1 per share, but does not guarantee that it will be able to do so. The yield of this fund will fluctuate. The MIP is not insured or guaranteed by FMTC, the plan sponsor, the FDIC or any other government agency. No adjustment was made to contact value for this investment as the amount was not material.

Funds invested in the MIP may not be transferred into the BlackRock Money Market Fund under the Plan during the 90-day period following their transfer from the MIP. Under this restriction, a transfer from the MIP to the BlackRock Money Market Fund requires that the transferred funds first be transferred into another available investment fund. After 90 days, the funds that were previously transferred from the MIP may be transferred to the BlackRock Money Market Fund.

8. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as well as the Unallocated Fund balance as presented in the Statements of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s Common Stock include those set forth in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Stanley Black & Decker Retirement Account Plan

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

EIN-06-0548860

Plan Number — 009

December 31, 2011

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Common Stock:
Stanley Black & Decker*	7,194,440 shares of Common Stock; par value $2.50 per share	$188,314,309	$486,344,144
Wells Fargo*	Cash	168,794	168,794
Wells Fargo*	Advantage Cash Investment Money Market Fund	5,674,073	5,674,073
Mutual Funds:
Neuberger Berman	Genesis Fund	60,674,205	60,685,220
Dodge & Cox	International Stock Fund	32,593,569	26,660,544
Commingled Funds:
BlackRock Institutional Trust Company	Money Market Fund	121,977,867	121,977,867
Fidelity Management Trust Co.	Managed Income Portfolio	1,537,150	1,537,150
Mellon Capital Management Corporation	S&P 500 Index Fund	128,015,998	128,080,960
State Street Global Advisors	International Index Fund	45,581,352	39,490,219
State Street Global Advisors	Extended Market Index Fund	52,949,971	50,195,478
State Street Global Advisors	Total Market Index Fund	26,484,599	26,429,969
Mellon Capital Management Corporation	Bond Market Index Fund	40,395,437	42,980,109
State Street Global Advisors	Intermediate Bond Index Fund	3,664,669	3,772,473
State Street Global Advisors	TIPS Index Fund	16,157,714	17,940,671
BlackRock Institutional Trust Company	LifePath® Index Retirement Fund	26,253,281	26,915,638
BlackRock Institutional Trust Company	LifePath® Index 2015 Fund	42,267,455	42,978,883
BlackRock Institutional Trust Company	LifePath® Index 2020 Fund	43,442,724	43,608,547
BlackRock Institutional Trust Company	LifePath® Index 2025 Fund	47,221,618	47,007,483
BlackRock Institutional Trust Company	LifePath® Index 2030 Fund	32,354,605	31,855,182
BlackRock Institutional Trust Company	LifePath® Index 2035 Fund	24,144,799	23,566,361
BlackRock Institutional Trust Company	LifePath® Index 2040 Fund	16,750,650	16,284,216
BlackRock Institutional Trust Company	LifePath® Index 2045 Fund	8,879,341	8,533,842
BlackRock Institutional Trust Company	LifePath® Index 2050 Fund	3,916,506	3,745,596
BlackRock Institutional Trust Company	LifePath® Index 2055 Fund	591,710	562,125

Total investments		970,012,396	1,256,995,544
Notes receivable from participants*	Promissory notes at prime rate with maturities up to twenty six years (ranging from 3.25% to 11.0%)		18,289,825

Total		$970,012,396	$1,275,285,369

*	Indicates party-in-interest to the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, 4(j) — Schedule of Reportable Transactions

EIN 06-0548860

Plan Number — 009

Year ended December 31, 2011

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (i) — Single transaction in excess of 5% of plan assets.

None

Category (ii) — Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) — Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) — Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Black & Decker Retirement Account Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Black & Decker Retirement Account Plan

Date: June 26, 2012	By:	/s/ Mark Mathieu
Mark Mathieu
Senior Vice President, Human Resources

Index to Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm